Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS 2016 FULL YEAR RESULTS

Tel-Aviv, Israel, January 12, 2017 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the year ended December 31, 2016.

FINANCIAL RESULTS

Financial Highlights for the year 2016: No revenues were generated in the year ended December 31, 2016, compared to revenues of $506,000 in the year ended December 31, 2015. Net loss for year ended December 31, 2016 was $252,000, or $0.094 per share, compared to net profit of $42,000, or $0.016 per share, for the year ended December 31, 2015.

Financial Income, Net: The net financial income for the year ended December 31, 2016, was $39,000 compared to $12 net financial income for the year ended December 31, 2015.

Cash Status: Metalink's cash and cash equivalents as of December 31, 2016 were $4.35 million compared with $4.57 million as of December 31, 2015.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol "MTLK". For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: nominal operations following the Lantiq transaction and the last order for DSL products; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

UNAUDITED BALANCE SHEETS
(in thousands except share data)

	December 31,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$4,347	$4,573
Government institutions	-	2
Prepaid expenses	10	9
Total assets	4,357	4,584

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and current liabilities	$194	$169
Total current liabilities	194	169

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of December 31, 2016 and December 31, 2015)	790	790

Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,853)	(144,601)
	14,048	14,300

Treasury stock, at cost; 89,850 as of
December 31, 2016 and December 31, 2015	(9,885)	(9,885)
Total shareholders' equity	4,163	4,415

Total liabilities and shareholders' equity	$4,357	$4,584

METALINK LTD.

UNAUDITED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,
	2016	2015
Revenues	$-	$506

Cost of revenues	-	217

Gross profit	-	289

Sales and marketing	-	84

General and administrative	291	175

Operating profit (loss)	(291)	30

Financial income, net	39	12

Net profit (loss)	$(252)	$42

Per share data-

Basic and Diluted profit (loss)	$(0.094)	$0.016

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,690,857	2,690,857